Exhibit 99.5

Item 10.	Additional Information

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” in Exhibit 99.3 and elsewhere in this Form 6-K.

On September 1, 2008, one of our subsidiaries, China Northeast Logistics City Co., Ltd., entered into an Agreement In Respect of Operating Rights of Project “No. 1 Repulse Bay” with the Xincheng District Construction Command Bureau of Tieling City, under which China Northeast Logistics City Co., Ltd. transferred all assets, liabilities, contingent liabilities and all rights and obligations attached thereon of a residential property development project named “No. 1 Repulse Bay” at a consideration of RMB101,600,000 plus reimbursement of all accumulated expenses incurred for No. 1 Repulse Bay through September 1, 2008. The transfer was effective from September 1, 2008 and was completed in October 2008.

On March 19, 2010, one of our subsidiaries, China Northeast Logistics City Co., Ltd., entered into a Credit Facility Letter with HSBC Bank (China) Company Limited Shenzhen Branch, under which HSBC Bank (China) Company Limited Shenzhen Branch offered a three year credit facility to China Northeast Logistics City Co., Ltd up to RMB87,500,000 effective until review by no later than December 31, 2010. This Credit Facility Letter superseded a previous Credit Facility Letter dated July 9, 2008 with original credit line of up to RMB100 million under which China Northeast Logistics City Co., Ltd. made two draws of RMB50,000,000 each. During the fiscal year ended March 31, 2010 an aggregate amount of RMB25,000,000 was repaid to HSBC Bank (China) Company Limited Shenzhen Branch by China Northeast Logistics City Co., Ltd. The outstanding loan due as of March 31, 2010 was RMB75,000,000. The facility letter from HSBC Bank (China) Company Limited Shenzhen Branch contained a callable demand clause whereby HSBC Bank (China) Company Limted Shenzhen Branch has the right to demand for repayment prior to maturity of the loan regardless whether China Northeast Logistics City Co., Ltd. complies with other terms and conditions of the credit facility letter. The loan has been classified as current liabilities in the Group’s consolidated statement of financial position as of March 2010 and 2009.

On April 28, 2009, this same subsidiary entered into an RMB Loan Contract with Bank of China Shenzhen Branch, under which Bank of China Shenzhen Branch extended an RMB300,000,000 loan to China Northeast Logistics City Co., Ltd. The term of the loan is from April 29, 2009 to April 29, 2013. This RMB Loan Contract is secured by (1) personal guarantees given by two shareholders; and (2) charges over two plots of land with land sizes of 227,344 and 613,816 square meters, respectively, and land use rights certificates coded Tie Ling Xian Guo Yong (2008) No. 30 and Tie Ling Xian Guo Yong (2008) No. 31, respectively.

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